

Yousef Abdulhassan · 3rd

Founder Toffee.com

London, England, United Kingdom · 500+ connections ·

Contact info

Toffee

Featured



Excited to finally announce our partnership with Wyre. Th
has been in the works for a long, long time!

This partnership will help make earning bitcoin online su

**Boosting the Circular Bitcoin Economy: Toffee Partner
Wyre**

medium.com • 2 min read

 1

Experience



Founder

Toffee · Full-time

Jan 2017 – Present · 3 yrs 10 mos

London, United Kingdom

Toffee is a P2P marketplace where you can buy ar

Also known as the eBay for digital products 🛍

Founder
Turkvisum
Oct 2014 – Aug 2015 · 11 mos
Amsterdam Area, Netherlands

Developed and operated the go-to E-Visa web-pla
any Dutch citizen to purchase Turkish E-visas onli
shared.

Founder
LSport
Sep 2013 – Oct 2014 · 1 yr 2 mos
Amsterdam, North Holland, Netherlands

LSport.nl was a football (soccer) news aggregator
news sources, and then parsed the news automat

LSport was the premier news aggregator which ut

Education



Kingston University
Bachelor's Degree, International Business
2015 – 2015

Briefly attended Kingston University to study the I
within several months to instead pursue a career i

Mendelcollege
High School Diploma
2008 – 2014

Attended and completed the Bilingual VWO course, the highest level of education available in
The Netherlands.

Acquired two English proficiency certificates:
Cambridge English: Advanced
Cambridge English: Proficiency

Graduated with a distinction in Economics and Management and Organization.

Licenses & certifications

Bilingual VWO
Mendelcollege



Cambridge Advanced: English (CAE)
University of Cambridge



Cambridge Proficiency: English
University of Cambridge

Skills & Endorsements

Entrepreneurship · 6

Endorsed by **Klemen Stibilj - Video Chef** **, who is high**

E-commerce · 7

Jenkins Ebiware Jr and 6 connections have given endorseme

Product Innovation · 6

Simon Zenios and 5 connections have given endorsements fc

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